January 11, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed October 26, 2012
File No. 001-31719

Dear Mr. Rosenberg:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the telephone message delivered on January 2, 2013, by Ms. Tabatha Akins, SEC Staff Accountant, relating to the above-referenced periodic filings of the Company.

The telephone message referred to Comment Numbers 3 and 7 of your letter dated November 20, 2012. Specifically, Comment Number 3 related to our methodology used to estimate the liability for medical claims and benefits payable, including prior period development. You asked us to provide more information that would assist an investor in understanding the prior period development. Comment Number 7 related to our disclosure of the ability to pay dividends to our stockholders pursuant to

Rule 4-08(e) of Regulation S-X. Please see our further responses below.

Form 10-K for the Fiscal Year Ended December 31, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Critical Accounting Policies

Medical Claims and Benefits Payable — Health Plans Segment, page 57

Further Response to Comment Number 3:

We note the Staff’s comment. We have added the first paragraph below under the heading “Medical Claims and Benefits Payable — Health Plans Segment,” which is additional verbiage initially provided in our Form 10-K for the Fiscal Year Ended December 31, 2011, and has been marked for changes from such initial disclosure. With respect to the remainder of the proposed disclosure below, such disclosure has been marked for changes from our response dated December 12, 2012. This enhanced disclosure provides additional information to assist investors in understanding prior period development. We will include the marked changes in our disclosures beginning with the Form 10-K for the Fiscal Year Ended December 31, 2012.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

January 11, 2013

Critical Accounting Policies

Medical Claims and Benefits Payable — Health Plans Segment

Assuming that our initial estimate of IBNP is accurate ~~reserves have been adequately set~~, we believe that amounts ultimately paid out would ~~should~~ generally be between 8% and 10% less than the liability recorded at the end of the period as a result of the inclusion in that liability of the allowance for adverse claims development and the accrued cost of settling those claims. Because the amount of our initial liability is merely an estimate (and therefore never perfectly accurate), we will always experience variability in that estimate as new information becomes available with the passage of time. ~~However~~ Therefore, there can be no assurance that amounts ultimately paid out will not be higher or lower than this 8% to 10% range, as shown by our results for the year ended December 31, 2011, when the amounts ultimately paid out were less than the amount of the reserves we had established as of December 31, 2010, by 14.6%. Furthermore, because the initial estimate of IBNP is derived from many factors, some of which are qualitative in nature rather than quantitative, we are seldom able to assign specific values to the reasons for a change in estimate – we only know when the circumstances for any one or more of those factors are out of the ordinary.

As shown in greater detail in the table below, the amounts ultimately paid out on our liabilities in fiscal years 2010, 2011 and 2012 were less than what we had expected when we had established our reserves. While many related factors working in conjunction with one another determine the accuracy of our estimates, we are seldom able to quantify the impact that any single factor has on a change in estimate. In addition, given the variability inherent in the reserving process, we will only be able to identify specific factors if they represent a significant departure from expectations. As a result, we do not expect to be able to fully quantify the impact of individual factors on changes in estimate.

We recognized a benefit from prior period claims development in the amount of $37.7 million for the nine months ended September 30, 2012. This amount represents our estimate as of September 30, 2012 of the extent to which our initial estimate of medical claims and benefits payable at December 31, 2011 was more than the amount that will ultimately be paid out in satisfaction of that liability. We believe that the overestimation of our claims liability at December 31, 2011 was due primarily to the following factors:

•	At our Washington health plan, we underestimated the amount of recoveries we would collect for certain high-cost newborn claims, resulting in an overestimation of reserves at year end.

•	At our Texas health plan, we overestimated the cost of new members in STAR+PLUS (the name of our ABD program in Texas), in the Dallas region.

•

In early 2011, the state of Michigan was delayed in the enrollment of newborns in managed care plans; the delay was resolved by mid-2011. This caused a large number of claims with older dates of service to be paid during late 2011, resulting in an artificial increase in the lag time for claims payment at our Michigan health plan. We adjusted reserves downward for this issue at December 31, 2011, but the adjustment did not capture all of the claims overestimation.

•

The overestimation of our liability for medical claims and benefits payable was partially offset by an underestimation of that liability at our Missouri health plan, as a result of the costs associated with an unusually large number of premature infants during the fourth quarter of 2011.

We recognized a benefit from prior period claims development in the amount of $51.8 million for the year ended December 31, 2011. This amount represents our estimate as of December 31, 2011 of the extent to which our initial estimate of medical claims and benefits payable at December 31, 2010 was more than the amount that will ultimately be paid out in satisfaction of that liability. We believe that the overestimation of our claims liability at December 31, 2010 was due primarily to the following factors:

•	At our Ohio health plan, we overestimated the impact of a buildup in claims inventory.

•	At our California health plan, we overestimated the impact of the settlement of disputed provider claims.

•	At our New Mexico health plan, we underestimated the impact of a reduction in the outpatient facility fee schedule. ~~effective November 2010~~.

We recognized a benefit from prior period claims development in the amount of $49.4 million for the year ended December 31, 2010. This amount represents our estimate as of December 31, 2010 of the extent to which our initial estimate of medical claims and benefits payable at December 31, 2009 was more than the amount that will ultimately be paid out in satisfaction of that liability. We believe that the overestimation of our claims liability at December 31, 2009 was due primarily to the following factors:

•	At our New Mexico health plan, we underestimated the degree to which cuts to the Medicaid fees schedule would reduce our liability as of December 31, 2009.

•

At our California health plan, we underestimated the extent to which various network restructuring, provider contracting, and medical management initiatives had reduced our medical care costs during the second half of 2009, thereby resulting in a lower liability at December 31, 2009.

In estimating our claims liability at September 30, 2012, we adjusted our base calculation to take account of the numerous factors which we believe are reasonably likely to change our final claims liability amount. We believe that the most significant among those factors are:

•

Our Texas health plan membership nearly doubled effective March 1, 2012. In addition, effective March 1, 2012, we assumed inpatient medical liability for ABD members for which we were not previously responsible. Reserves for new coverage and new regions are now based on the newly developing claims lag patterns and comparisons with similar coverage in other regions with more historical data. The lag patterns are still incomplete and therefore the true reserve liability is more uncertain than usual.

•

Our California health plan has enrolled approximately 20,000 new ABD members since September 30, 2011, as a result of the mandatory assignment of ABD members to managed care plans effective July 1, 2011. These new members converted from a fee-for-service environment. Due to the relatively recent transition of these members to managed care, their utilization of medical services is less predictable than it is for many of our other members.

•

Our claims inventory had increased significantly during the first quarter of 2012, followed by a significant reduction in claims inventory in the second quarter of 2012 and a slight drop in the third quarter. Changes in claims inventory can impact historical claims lag patterns.

The use of a consistent methodology in estimating our liability for claims and medical benefits payable minimizes the degree to which the under- or overestimation of that liability at the close of one period may affect consolidated results of operations in subsequent periods. Facts and circumstances unique to the estimation process at any single date, however, may still lead to a material impact on consolidated results of operations in subsequent periods. Any absence of adverse claims development (as well as the expensing through general and administrative expense of the costs to settle claims held at the start of the period) will lead to the recognition of a benefit from prior period claims development in the period subsequent to the date of the original estimate. In 2010, 2011 and 2012, the absence of adverse development of the liability for claims and medical benefits payable at the close of the previous period resulted in the recognition of substantial favorable prior period development. In both years, however, the recognition of a benefit from prior period claims development did not have a material impact on our consolidated results of operations because the amount of benefit recognized in each year was roughly consistent with that recognized in the previous year.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

January 11, 2013

Form 10-K for the Fiscal Year Ended December 31, 2011

Regulatory Capital and Dividend Restrictions, page 100

Further Response to Comment Number 7:

We note the Staff’s comment. We will revise, in the manner shown below (marked for changes to our response dated December 12, 2012) our disclosure to discuss the amount of retained earnings restricted for the payment of dividends to Molina Healthcare, Inc.’s shareholders pursuant to Rule 4-08(e) of Regulation S-X.

Regulatory Capital and Dividend Restrictions

Our health plans, which are operated by our respective wholly owned subsidiaries in those states, are subject to state laws and regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state. Such state laws and regulations also restrict the timing, payment, and amount of dividends and other distributions that may be paid to us as the sole stockholder. To the extent the subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to us. The net assets in these subsidiaries (after intercompany eliminations) which may not be transferable to us in the form of loans, advances, or cash dividends was $492.4 million at December 31, 2011, and $397.8 million at December 31, 2010. Because of the statutory restrictions that inhibit the ability of our health plans to transfer net assets to us, the amount of retained earnings readily ~~funds~~ available to pay dividends to our stockholders is ~~are~~ generally limited to cash, cash equivalents and investments held by the parent company. Such cash, cash equivalents and investments amounted to $21.4 million and $65.1 million as of December 31, 2011, and 2010, respectively.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Thank you very much for your consideration. If we may be of any assistance in answering additional questions which may arise in connection with this letter, please call the undersigned at (562) 435 3666, ext. 111566, or Jeff D. Barlow, the Company’s General Counsel, at (916) 646 9193, ext. 114663.

Respectfully submitted,

/s/ Joseph W. White
Joseph W. White
Chief Accounting Officer

cc:	Tabatha Akins, SEC Staff Accountant
Lisa Vanjoske, SEC Assistant Chief Accountant
Rose Zukin, SEC Attorney Advisor
Jeffrey Riedler, SEC Assistant Director
J. Mario Molina, Chief Executive Officer and Chairman
John C. Molina, Chief Financial Officer
Jeff D. Barlow, General Counsel
Margo Wright, Vice President Reporting and Audit
Burt Park, Associate General Counsel